EXHIBIT 99.1

Caledonia declares quarterly dividend

ST HELIER, Jersey, Jan. 04, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that the Board of Directors has declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

Highlights

  104 per cent increase from the level of 6.875 cents since October 2019
  Target production of 73,000 to 80,000 ounces of gold in 2022
  The Company’s strategy will focus on becoming a multi-asset gold producer
  Caledonia continues to evaluate investment opportunities in Zimbabwe and elsewhere

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“Over the last 10 years Caledonia has built a strong reputation for delivering on its word and rewarding shareholders through growth and dividends.

“In January 2020, we announced our first dividend increase and over the last two years we have more than doubled the dividend while always balancing the importance of returning money to shareholders and investing in the Company’s growth.

“Now that the Central Shaft is complete the Company can focus on other areas of its growth strategy, predominately de-risking the business from being a single asset producer. Last year we announced the acquisition of Maligreen, one of the more significant exploration opportunities in Zimbabwe. We see huge geological potential in Zimbabwe, and we continue to evaluate other investment opportunities in the country.

“I am very excited with the opportunity that we have to evolve our business, with Blanket Mine as the foundation for our growth. This marks a strategic pivot in the future direction of Caledonia as it pursues its strategy to become a multi-asset gold producer.”

The relevant dates relating to the dividend are as follows:

  Ex-dividend date: January 13, 2022
  Record date: January 14, 2022
  Payment date: January 28, 2022

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.